200 Berkeley Street

Boston, Massachusetts 02116

(617) 572-0320

Email: PMinella@jhancock.com

Paula J. Minella

AVP and Senior Counsel

May 7, 2020

VIA EDGAR

Sonny Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	John Hancock Life Insurance Company (U.S.A.):
John Hancock Life Insurance Company (U.S.A.) Separate Account A “Accumulation Survivorship Variable Universal Life 2020” (“ASVUL 2020”)
Initial Registration Statement filed on Form N-6 File Nos. 811-4834 and 333-236446

John Hancock Life Insurance Company (U.S.A.) Separate Account A “Majestic Survivorship Variable Universal Life 2020” (“MSVUL 2020”) Initial Registration Statement filed on Form N-6 File Nos. 811-4834 and 333-236447

Dear Mr. Oh:

On behalf of the John Hancock Life Insurance Company (U.S.A.) (the “Company”) and its respective separate account (collectively, the “Registrants”), we are responding to your comments conveyed via your letter dated April 13, 2020 and telephonically on April 30, 2020. We repeat in bold face type below each comment and set forth Registrants’ response thereto. Except as the context otherwise requires, the responses relate to both ASVUL 2020 and MSVUL 2020.

GENERAL

1.     Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: There are no such third party guarantees or support agreements.

2.     Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: Duly noted. The Registrants have applied comments from the staff to both filings where applicable.

Sonny Oh, Esq.

3.     Please determine if certain references to “insured person” in the prospectuses and the SAIs should be made plural since ASVUL 20 and MSVUL 20 are survivorship products.

Response: The Registrants have revised the disclosure to refer to “insured persons” in all places where it is appropriate and the disclosure is not shared with other individual prospectuses. In instances where the disclosure is shared with all prospectuses (e.g., Tax considerations), the Registrants did not apply this change for two reasons: (1) references to “insured person” is correct and (2) applying the change to “insured persons” would create inconsistencies throughout our prospectuses that are not important or material to the policy owner.

4.     Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

Response: Any missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to each registration statement.

PROSPECTUS

5.     The prospectus states in “The general account” section on page 18 that “any interest credited to a policy owner from an investment in a fixed account or any indexed account will be paid from the Company’s general account and will be subject to the Company’s financial strength and claims paying ability.” The prospectus should also disclose that this applies to guarantees made with respect to amounts invested in the variable subaccounts under the policies. In addition, given the significant market events that have occurred as a result of the COVID-19 pandemic since this registration statement was filed, please consider whether the disclosure in this section should be supplemented, based on how these events could affect the company’s financial strength and claims-paying ability, including the ability to timely process claims. If the company believes that no additional disclosure is warranted, please explain supplementally why not.

Response: We have revised the disclosure so that it applies to guarantees made under the policy. The revised disclosure reads as follows:    “Any guaranteed benefits we may provide under the policy that exceed the value of amounts held in the separate account are subject to the Company’s claims-paying ability.”

After careful consideration, the Registrants have decided not to include COVID-19 risk disclosure in the prospectuses for the following reasons:

(1) COVID-19 risk disclosure is not appropriate for the prospectuses. The most foreseeable consequence of the pandemic for policy owners probably is the pandemic’s impact on the investment performance of the underlying funds supporting the variable investment accounts. However, that is a subject as to which insurers normally and appropriately rely primarily on the disclosures in the underlying fund prospectus/SAI, not the product prospectus.

(2) COVID-19 disclosure has been generic. Any COVID-19 risk disclosure we would imagine including in the prospectuses would be so general in nature that it would not really change the total mix of information that is already common knowledge (including that there is a pandemic around and it is quite unclear how ultimately it may impact virtually any economic, business, or investment activity).

Sonny Oh, Esq.

(3) Consistency with industry practice. We have searched five competitor prospectuses and have determined that none of them contain COVID-19 risk disclosure. Accordingly, for the reasons stated above, the Registrants respectfully decline to include COVID-19 risk disclosure at this time.

6.      Summary of Benefits and Risks (page 4)

Please disclose that the prospectus describes all material rights and obligations under the Policy including all material state variations.

Response: The Registrants currently provide a version of this disclosure on page 2 of the prospectuses, which we drafted in consultation with the staff during the review of File Nos #811-4834 and #333-233647 and File Nos # 811-4834 and 333-233648, which were both declared effective by the staff on December 16, 2019. This disclosure now appears in all the prospectuses for our currently sold products, and we are uncomfortable revising it for these prospectuses due to the inconsistency it would create. For these reasons, we respectfully decline to make the suggested changes.

7.      Fee Tables (page 9)

a.	The disclosure in footnotes 2 and 3 to the Periodic Charge table on page 9 reflects that the sentence “The charge also varies by policy year” has been deleted. Please confirm the deletion is accurate.

Response: The Registrants confirm the charges in footnotes 2 and 3 for the Periodic Charges Table do not vary based on policy year. Thus, our removal of the disclosure is appropriate.

b.

Please reconcile the last sentence preceding the min/max portfolio expenses table on page 12 with the corresponding sentence on page 11 of the MSVUL 2020 prospectus where former refers the reader to the prospectus for the “portfolio” for more information, and the latter refers to the prospectus for the “underlying portfolio.”

Response: The Registrants have revised the disclosure in the MSVUL 2020 prospectus so that it now refers to “portfolio.”

8.      Table of Variable Investment Accounts and Investment Subadvisers (page 13)

Include a heading for the discussion in the paragraph immediately following the table of the portfolios and their investment subadvisers and investment objectives at the bottom of pager 16 as you have done for other topics subsequently covered here.

Response: The Registrants have revised the disclosure to include a new heading referred to as “Substitutions.” This new heading will appear before the discussion that immediately follows the “Table of Variable Investment Accounts and Investment Subadvisers.”

Sonny Oh, Esq.

9.      Premiums – Maximum premium payments (page 27)

Please clarify what “confirmation” means in the first sentence of the first paragraph.

Response: The Registrants have revised the disclosure as follows: “If our receipt of any premium payment would cause the policy to be treated as a Modified Endowment Contract (“MEC”) under the federal tax laws, we will only process the payment on the first Business Day after we have received satisfactory written confirmation from you that you would like to proceed with the payment and have your policy classified as MEC.”

10.     Description of charges at the policy level (page 35)

a.	Please reconcile the description of the Base Face amount and Supplemental Face Amount charges on page 35 with, respectively, footnotes 2 and 3 to the periodic charges table on page 9.

Response: The Registrants have revised the disclosure so that the footnotes on page 9 and the description on page 35 are consistent.

Please confirm the description of all other charges corresponds to the descriptions in the fee table and accompanying footnotes. In doing do, please confirm accuracy of one of the rate factors described as “sum of the issue ages” on page 35.

Response: The Registrants also confirm the description of all charges corresponding to the descriptions in the Fee Table and accompanying footnotes.

b.

For the surrender charge, please reconcile the third and second to last sentences on page 36 with the “100%” values shown for the first three years of the table of joint insureds at the top of the next page.

Response: The Registrants have revised the Maximum Percentage of Surrender Charges (the “Charge”) in the table so that it reflects the proportionate reduction in the Charge for each year during the surrender charge period.

c.	Please delete or revise the term “Compact” that appears in the first row under “States with Variations” in the chart of state variation on page 49.

Response: The Registrants have revised the chart by removing the reference to the “Compact” and by making other appropriate changes.

11.     Please consider revising the last paragraph on the back cover page to better align with the disclosure required by Item 1(b)(3) regarding availability of reports and other information about the registrant on the Commission’s website.

Response: For consistency, the Registrants respectfully request that the disclosure on the back cover remain as is. We believe, as currently constituted, this disclosure is informative and it appears in every variable product that the Company maintains.

Sonny Oh, Esq.

12.     Independent registered public accounting firm (page 55)

Please update applicable disclosure both here and on page 2 of the statement of additional information (“SAI”).

Response: The Registrants have updated the applicable disclosure.

PART C

13.     Exhibits

a.

Please confirm compliance with the amendments adopted by the Commission pursuant to a directive from the 2015 Fixing America’s Surface Transportation Act (the “FAST Act”). In particular, please note that the FAST Act requires that registrants provide hyperlinks for exhibits, and filers who submit filings in ASCII will need to begin submitting filings in HTML.

Response: The Registrants will include hyperlinks for exhibits included in these registration statements.

b.	Need exhibit 26(n) for Opinion of Counsel.

Response: The Registrants will include exhibit 26(n) when they submit their pre-effective amendment filings.

c.

With respect to exhibit 26(q), please confirm supplementally that all insurance procedures relating to the Policy as to which the Company is claiming an exemption under Rule 6e-3(T) are set forth in this memorandum, which is over 15 years old.

Response: Registrants confirm that all insurance procedures relating to the Policy as to which the Company is claiming an exemption under Rule 6e-3T(b)(12)(iii) are disclosed either in the memorandum or in other portions of the separate account’s registration statement, as contemplated by the terms of that provision.

d.	Please file appropriate powers of attorney and ensure that the signature page contains authorized signatures for all required signatories.

Response: Registrants will file appropriate powers of attorney and ensure that the signature page(s) contain authorized signatures for all required signatories.

14.     Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Registrants intend to file any financial statements, exhibits, and any other required disclosures not included in the initial registration statements with the pre-effective amendments to the registration statements.

Sonny Oh, Esq.

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Sincerely,

/s/Paula J. Minella

AVP and Senior Counsel